Mail Stop 3561

April 11, 2006

Via U.S. Mail and Facsimile

John E. Rea
Chief Executive Officer
RG America, Inc.
2100 Valley View Lane, Suite 100
Dallas, TX 75234

    RE: RG America, Inc (the "Company")
             Form 10-QSB for the Quarter Ended March 31, 2005
             Form 10-QSB for the Quarter Ended June 30, 2005
             Form 10-QSB for the Quarter Ended September 30, 2005
             File No. 333-80429

Dear Mr. Rea:

We have reviewed your response letter filed on February 24, 2006 and have the following comments. Where expanded disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Please respond to confirm that the comments will be complied with, or, if the comments is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-QSBs for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005

Note 5. Impairment

1.   We note your response to prior comment number 7. Please tell us why the "recovery" was not accounted for as a correction of an error in accordance with paragraph 36 of APB No. 20 when it appears that you had the ability to cancel the escrow shares prior to 2005. We note your previous response included in the letter dated September 1, 2005 that you had changed transfer agents and as a result, encountered certain difficulties with reconciling the information between the transfer agents during your preparation of the Form 10-KSB for the fiscal year ended December 31, 2004; however, we fail to see how such circumstances change the fact that you still had the ability to cancel the escrow shares at the time you performed your impairment analysis for 2004. In this regard, please tell us whether the overstatement of impairment charge recognized in the fourth quarter of fiscal 2004 and subsequent reversal in the first quarter of fiscal 2005 were material to either period. If the errors were not material to either period, revise future filings to specifically disclose this fact in the MD&A and within your notes to the consolidated financial statements. If you determine that the amounts are material, please amend your filings for the affected periods accordingly. Also, please provide us with your analysis which supports your conclusion as to whether the impairment charge and subsequent recovery were material to either period(s). We may have further comment upon receipt of your response.

Note 6. Debt
Convertible Debentures

2.   We note your response to prior comment number eight in which you determined that the expense related to the "sweetner" is not material to your financial statements for the quarter ended September 30, 2005. In this regard, please provide us with your calculation of the expense representing the excess of fair value of the securities transferred in the transaction over the fair value of the securities issuable pursuant to the original agreement. Tell us the fair value used in the calculation to determine the expense amount, the basis for determination, and the date of measurement. Your shareholders' equity footnote appears to indicate that the fair value of your common stock was greater than $.30 per share based on other stock related transactions entered into or around the same timeframe as the convertible debenture notes were converted into shares of common stock. We may have further comment upon receipt of your response.

Note 9. Related Party Transactions

3.   We have reviewed your response to our prior comment number ten but continue to believe that that the forgiveness of commissions, consulting fees and other compensation payable to certain of your officers and directors that were forgiven during 2005 should be accounted for as capital contributions in your financial statements. Please note that we would expect the Company's financial statements to reflect reasonable levels of compensation expense relative to the services provided by these parties, irrespective of whether the amounts were ever paid. If you believe that the Company's financial statements reflect reasonable levels of compensation expense for the services provided by these parties, and subsequently forgiven, explain in detail your basis for this conclusion.

Note 10. Subsequent Events

4.   We note your responses to prior comment numbers 12 and 13. As your financial statements for the fiscal year ended December 31, 2005 and accounting treatment for the transactions should clearly be finalized at this point in time, we request you to address the comments related to the conversion feature granted to the seller in connection with your acquisition of Total Professional Restoration Inc., and the accounting surrounding the Laurus transaction taking also into account the amended and restated terms of the Security Agreement, as noted in your Form 8-K dated February 21, 2006, in your next response to our comments. We may have further comment upon receipt of your response.

* * * * *

You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief